Exhibit 99.1

[China Metro-Rural Letterhead]

August 20, 2012

Dear Warrant Holders,

RE: ADJUSTMENT TO THE EXERCISE PRICE OF WARRANTS

In respect of the Warrants that the Company issued to you on May 11, 2011 and further to the letters we sent to you dated August 16, 2011 and July 16, 2012 concerning adjustment due to certain share issuances in August of 2011 and adjustment due to the certain make good adjustment, respectively, the Company hereby informs you that the exercise price of the warrants is further adjusted from US$2.765 per ordinary share to US$1.959 (the “Adjustment”) pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, as a result of recent issuance of US$60 million convertible bonds with a initial conversion price of US$1.0811 per Ordinary Share (the “CBs”) and warrants to purchase 6 million Ordinary Shares at an exercise price of US$1.2973 per Ordinary Share (the CB Warrants”). The Adjustment is effective from August 15, 2012. A calculation of the adjusted exercise price of the Warrants is attached as Appendix A to this letter for your reference and reflects (A) the adjustment due to issuance of the CBs and the CB Warrants; (B) the current adjustment due to the Adjusted EBITDA for the fiscal year ended March 31, 2012 and (C) the adjustment due to certain share issuances in August of 2011. For the purpose of this letter, the terms used in this letter shall have the same meaning as contained in the Warrant Agent Agreement and the Warrant to Purchase Ordinary Shares filed as an exhibit to the Form 6-K dated May 11, 2011, which can be found on the website of the Securities and Exchange Commission at www.sec.gov and the Company at www.chinametrorural.com.

Yours truly,

FOR AND ON BEHALF OF

CHINA METRO-RURAL HOLDINGS LIMITED

/s/ Lee Che Chiu
Lee Che Chiu
Chief Financial Officer

Exhibit A

China Metro-Rural Holdings Limited

Calculation on Adjustment to Exercise Price of Warrants

		Number of shares		Issue/exercise price		Consideration
				US$		US$
Private Placement Closed on 2 August 2011:
Ordinary shares issued		2,000,000		2.500		5,000,000
Private Placement Closed on 16 August 2011:
Ordinary shares issued		5,900,000		2.500		14,750,000
Underlying ordinary shares exercisable from warrants		5,900,000		2.875		16,962,500
Issuance of CBs and CB Warrants on 15 August 2012:
Underlying ordinary shares convertible from the CBs		55,499,028		1.081		60,000,000
Underlying ordinary shares exercisable from the CB Warrants		6,000,000		1.297		7,783,800

Aggregate consideration		75,299,028		(A)		104,496,300
Original Exercise Price				(B)		3.456
Number of shares (A) would purchase at the Original Exercise Price				(A)/(B)		30,236,197
Adjusted exercise price of the Warrants pursuant to Section 2(c) of the Warrants to Purchase Ordinary Shares	=	2.88	x	65,643,782	+	30,236,197

				65,643,782	+	75,299,028
Adjusted exercise price of the Warrants	=	2.88	x	68.03%
Adjusted exercise price of the Warrants (US$)	=	1.959

*	The exercise price of the Warrants is adjusted from US$3.456 to US$2.88 pursuant to Section 2(d)(ii) of the Warrants to Purchase Ordinary Shares due to the Adjusted EBITDA for the fiscal year ended March 31, 2012.